Exhibit 99.5

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD PROVIDES UPDATE ON INCIDENT AT TIMMINS WEST MINE

TORONTO, ONTARIO — (Marketwire — April 3, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex: LSG) Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) today held a brief press conference to respond to enquiries from the media, and Dan Gagnon, Senior Vice-President of Operations, issued the following statement:

“We had a tragic incident at our Timmins West Complex yesterday afternoon where Trevor King was fatally injured while loading a development round on the 730m level at our Timmins Mine.  Trevor was struck by a piece of rock.  The incident is presently being investigated by the Ministry of Labour and Lake Shore Gold Management and Joint Health and Safety Committee.  Our focus over the last two days has been to support Trevor’s family and our employees.  We have been focusing on communication and providing counselling to our employees. The Timmins Mine has been shut down yesterday and today and production will resume in the next day or so when we have had good safety discussions. My heart and prayers go out to Trevor’s family.”

The Company will not be releasing any further details of the incident while the investigations are ongoing.  The temporary suspension of operations is not expected to have a material impact on the Company’s production for the quarter.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com